UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 24, 2017

CAROLINA FINANCIAL CORPORATION

(Exact Name of Registrant As Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

000-19029	57-1039673
(Commission File Number)	(I.R.S. Employer Identification No.)

288 Meeting Street, Charleston, South Carolina	29401
(Address of Principal Executive Offices)	(Zip Code)

(843) 723-7700

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

A special meeting of stockholders of Carolina Financial Corporation (“Carolina Financial”) was held on October 24, 2017 at 4:00 p.m., at the Charleston Country Club, 1 Country Club Drive, Charleston, South Carolina (the “Special Meeting”). Of the 16,197,152 shares eligible to vote, there were present, in person or by proxy, 11,009,396 shares of Carolina Financial’s common stock at the Special Meeting, representing approximately 67.97% of the total outstanding eligible votes. At the Special Meeting, the stockholders of Carolina Financial voted to approve: (1) the Agreement and Plan of Merger and Reorganization, dated as of June 9, 2017 (the “Merger Agreement”), by and between Carolina Financial and First South Bancorp, Inc. (“First South”), pursuant to which First South will merge with and into Carolina Financial; (2) the issuance of shares of Carolina Financial’s common stock, $0.01 par value per share, to stockholders of First South in connection with the merger of First South with and into Carolina Financial; and (3) the adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to approve the first two proposals.

The results of the Special Meeting were as follows:

1.	To approve the Agreement and Plan of Merger and Reorganization, dated as of June 9, 2017, by and between Carolina Financial and First South, pursuant to which First South will merge with and into Carolina Financial:

For	Against	Withheld	Broker Non-Votes
10,985,328	13,676	10,392	0

2.	To approve the issuance of shares of Carolina Financial’s common stock, $0.01 par value per share, to stockholders of First South in connection with the merger of First South with and into Carolina Financial:

For	Against	Withheld	Broker Non-Votes
10,945,811	33,225	30,360	0

3.	To approve the adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to approve the first two proposals:

For	Against	Withheld	Broker Non-Votes
10,481,681	497,494	30,221	0

Carolina Financial did not propose adjournment of the Special Meeting as there were sufficient votes to approve the first two proposals.

Item 8.01 Other Events

Carolina Financial and First South have received the requisite regulatory waivers, approvals or non-objections for the mergers contemplated by the Merger Agreement. The mergers are expected to be completed by November 1, 2017.

Forward-Looking Statements

Certain statements in this Form 8-K contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future plans and expectations, and are thus prospective. Such forward-looking statements include, but are not limited to, statements with respect to plans, objectives, expectations and intentions and other statements that are not historical facts, and other statements identified by words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” and “projects,” as well as similar expressions. Such statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Although the parties making such statements believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Therefore, Carolina Financial provides no assurance that the results contemplated in the forward-looking statements will be realized. The inclusion of this forward-looking information should not be construed as a representation by Carolina Financial or any other person that the future events, plans, or expectations contemplated will be achieved.

Additional Information About the Acquisition and Where to Find It

Carolina Financial and First South have filed relevant documents concerning the transaction with the Securities and Exchange Commission (the “SEC”), including a Registration Statement on Form S-4, which includes a joint proxy statement of Carolina Financial and First South and a prospectus of Carolina Financial, as well as other relevant documents concerning the proposed transaction.  The proposed transaction has been submitted to First South’s shareholders and Carolina Financial’s stockholders for their consideration. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such off, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

SHAREHOLDERS OF FIRST SOUTH AND STOCKHOLDERS OF CAROLINA FINANCIAL ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY ARE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION.

Shareholders of First South and stockholders of Carolina Financial may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Carolina Financial and First South, at the SEC’s internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to:  Carolina Financial Corporation, 288 Meeting Street, Charleston, South Carolina 29401, Attention:  William A. Gehman, III, Executive Vice President and Chief Financial Officer or First South Bancorp, Inc., 1311 Carolina Avenue, Washington, NC 27889, Attention: Scott C. McLean, Executive Vice President and Chief Financial Officer.

Participants in the Solicitation

Carolina Financial, First South, and certain of their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Carolina Financial’s directors and executive officers is available in its definitive proxy statement (form type DEF 14A) which was filed with the SEC on March 20, 2017, and certain of its Current Reports on Form 8-K. Information regarding First South’s directors and executive officers is available in its definitive proxy statement (form type DEF 14A) which was filed with the SEC on June 2, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAROLINA FINANCIAL CORPORATION,
Registrant

By:	/s/ William A. Gehman, III
Name:	William A. Gehman, III
Title:	Chief Financial Officer

Dated: October 24, 2017